Exhibit 99.1

Contact Information:

Alan I. Rothenberg

Chairman/Chief Executive Officer

Phone: (310) 270-9501

Jason P. DiNapoli

President/Chief Operating Officer

Phone: (310) 270-9505

1ST CENTURY BANCSHARES, INC. REPORTS FINANCIAL RESULTS

FOR THE QUARTER ENDED MARCH 31, 2016

Los Angeles, CA (April 27, 2016) – 1st Century Bancshares, Inc. (the “Company”) (NASDAQ:FCTY), the holding company for 1st Century Bank, N.A. (the “Bank”), today reported net income for the quarter ended March 31, 2016 of $273,000, compared to $315,000 for the same period last year. Diluted earnings per share for both the quarters ended March 31, 2016 and 2015 was $0.03. Pre-tax, pre-provision earnings for the quarter ended March 31, 2016 was $682,000, compared to $711,000 for the same period last year. Included in net income for the quarter ended March 31, 2016, are non-interest expenses of $861,000 and $268,000 incurred in connection with the proposed merger with Midland Financial Co. (“Midland”) and the registration statement on Form S-1 (“Form S-1”) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2015, respectively. Excluding the impact of these items, net earnings would have been approximately $928,000 during the quarter ended March 31, 2016. Net earnings excluding these items, a non-GAAP financial measure, is presented because management believes adjusting the Company’s results to exclude these non-interest expenses provides stockholders with a useful metric for evaluating the profitability of the Company. A schedule reconciling our GAAP net income to earnings, excluding merger and Form S-1 related expenses is provided in the table below. Further discussion regarding the proposed merger is also provided below.

Pre-tax, pre-provision earnings, a non-GAAP financial measure, is presented because management believes adjusting the Company’s results to exclude taxes and loan loss provisions provides stockholders with a useful metric for evaluating the profitability of the Company. A schedule reconciling our GAAP net income to pre-tax, pre-provision earnings is provided in the table below.

Alan I. Rothenberg, Chairman of the Board of Directors and Chief Executive Officer of the Company, stated, “I’m proud to announce our financial results for the quarter ended March 31, 2016, which reflect positive trends in loan and deposit growth, as well as in our net interest margin. During the quarter, total loans increased to $609 million from $598 million at December 31, 2015, while our deposits grew to $655 million from $598 million at December 31, 2015. In addition, our net interest margin improved to 3.89% from 3.46% during the same period last year.”

Jason P. DiNapoli, President and Chief Operating Officer of the Company, added, “Our momentum continues as we enter the next chapter of our history with Midland. The capital, financial strength and product breadth provided by Midland will enable us to continue building our unique franchise and further support our shared vision of creating the premier bank on the Westside of Los Angeles.”

Proposed Merger with Midland Financial Co.

On March 10, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Midland, and MC 2016 Corp., a wholly-owned subsidiary of Midland (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Midland. Simultaneously with the Merger, the Bank will merge (the “Bank Merger”) with and into MidFirst Bank, a federally-chartered savings association and a wholly-owned subsidiary of Midland (“MidFirst”), with MidFirst surviving the Bank Merger. Immediately after the Merger and Bank Merger described above, the Company, as the surviving corporation in the Merger, will merge with and into Midland, with Midland as the surviving corporation. Following these transactions, the business of 1st Century Bank will continue to operate under the 1st Century brand as a division of MidFirst Bank.

Subject to the terms and conditions set forth in the Merger Agreement, upon consummation of the Merger, each outstanding share of the Company’s common stock, par value $0.01 per share, excluding shares owned by Midland, the Company or either of their subsidiaries (subject to certain exceptions) or shares owned by stockholders who have validly made and not effectively withdrawn a demand for appraisal rights, will be converted into the right to receive $11.22 in cash.

Consummation of the Merger is subject to certain closing conditions, including: (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of the Company’s common stock as of the applicable record date; (ii) the receipt of certain regulatory approvals required from the Federal Reserve and the Office of the Comptroller of the Currency without the imposition of a Burdensome Condition (as defined in the Merger Agreement); and (iii) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement.  The obligation of each party to consummate the Merger is also conditioned upon the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and the other party’s performance in all material respects of its obligations contained in the Merger Agreement. In addition, the obligation of Midland to consummate the Merger is further conditioned on (i) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company and (ii) certain conditions regarding (A) the continued employment of the Company’s Chief Executive Officer and Chief Operating Officer and (B) such officers’ compliance with obligations under the employment agreements entered into with MidFirst concurrently with the execution and delivery of the Merger Agreement. We currently expect that the Merger will close in the second half of 2016, subject to the satisfaction of the closing conditions set forth in the Merger Agreement. However, it is possible that factors outside the control of both companies, including whether or when the required regulatory approvals will be received, could result in the Merger being completed at a different time or not at all.

2016 1st Quarter Highlights

•

For the quarter ended March 31, 2016, the Company recorded net income of $273,000, or $0.03 per diluted share. During the same period last year, the Company reported net income of $315,000, or $0.03 per diluted share. The decrease in net income during the three months ended March 31, 2016 as compared to the same period last year was primarily due to a $1.8 million increase in non-interest expenses, caused primarily by expenses of $861,000 and $268,000 incurred in connection with the proposed merger with Midland and the Form S-1 that was filed with the SEC on September 25, 2015, respectively. The decrease in net income was partially offset by an increase in net interest income of $1.8 million, primarily resulting from an increase in the average balance of loans during the current quarter as compared to the same period last year.

•	At March 31, 2016 and 2015, the Company’s book value per share was $6.38 and $6.15, respectively, representing an increase of 3.7%.

•

Net interest margin was 3.89% for the quarter ended March 31, 2016, compared to 3.46% for the same period last year. The improvement in our net interest margin was primarily due to an increase in the average balance of loans relative to total earning assets as compared to the same period last year, as well as a 14 basis point increase in our loan yield. During the quarter ended March 31, 2016, the average balance of loans relative to total earning assets was 86.1%, compared to 77.3% for the same period last year.

•

Total core deposits, which include non-interest bearing demand deposits, interest bearing demand deposits, and money market deposits and savings, were $607.3 million and $550.4 million at March 31, 2016 and December 31, 2015, respectively. Non-interest bearing deposits represent 58.6% of total deposits at March 31, 2016, compared to 60.6% at December 31, 2015.

•	Cost of funds was at 12 basis points for both the quarters ended March 31, 2016 and 2015.

•

Other borrowings decreased by $50.0 million during the quarter ended March 31, 2016, compared to the balance at December 31, 2015. The decline in other borrowings was primarily due to the pay down of our $50.0 million overnight borrowing under our credit facility with the Federal Home Loan Bank of San Francisco (the “FHLB”) at December 31, 2015.

•

Loans increased to $609.2 million at March 31, 2016, compared to $598.4 million at December 31, 2015. Loan originations were $61.7 million during the quarter ended March 31, 2016, compared to $61.4 million the same period last year.

•	Non-performing loans were $712,000, or 0.12% of total loans, at both March 31, 2016 and December 31, 2015.

•	Non-performing assets as a percentage of total assets were 0.10% at both March 31, 2016 and December 31, 2015.

•	There were no loan charge-offs or recoveries during the quarter ended March 31, 2016, compared to $16,000 of net loan recoveries during the same period last year.

•

As of March 31, 2016, the allowance for loan losses (“ALL”) was $9.2 million, or 1.50% of total loans, compared to $9.0 million, or 1.50% of total loans, at December 31, 2015. The ALL to non-performing loans was 1,287.28% and 1,259.18% at March 31, 2016 and December 31, 2015, respectively.

•

Investment securities were $72.5 million at March 31, 2016, representing 9.8% of our total assets, compared to $74.0 million, or 10.1% of our total assets, at December 31, 2015. No securities were sold during the quarter ended March 31, 2016. During the quarter ended March 31, 2015, the Company sold investment securities with an amortized cost of $5.9 million, recognizing gains of $75,000.

•

The Bank’s total risk-based capital ratio was 11.13% at March 31, 2016, compared to the requirement of 10.00% to generally be considered a “well capitalized” financial institution for regulatory purposes. The Bank’s equity is comprised solely of common stock and does not include any capital from trust preferred securities, convertible preferred stock or other equity or debt instruments.

Capital Adequacy

At March 31, 2016, the Company’s stockholders’ equity totaled $66.0 million compared to $64.9 million at December 31, 2015. The increase in stockholders’ equity was primarily attributable to a $504,000 increase in net unrealized gains on our investment securities portfolio and $273,000 of net income earned during the quarter ended March 31, 2016. At March 31, 2016, the Bank’s total risk-based capital ratio, tier 1 risk-based capital ratio, common equity tier 1 ratio and tier 1 leverage ratio were 11.13%, 9.87%, 9.87% and 9.14%, respectively, compared to the requirements of 10.00%, 8.00%, 6.50% and 5.00%, respectively, to generally be considered a “well capitalized” financial institution for regulatory purposes.

Balance Sheet

Total assets at March 31, 2016 were $739.5 million, representing an increase of $7.5 million, or 1.0%, from $732.0 million at December 31, 2015. Cash and cash equivalents at March 31, 2016 were $52.4 million, representing a decrease of $2.2 million, or 4.0%, from $54.6 million at December 31, 2015. Loans increased by $10.7 million, from $598.4 million at December 31, 2015 to $609.2 million at March 31, 2016. Loan originations were $61.7 million during the quarter ended March 31, 2016, compared to $61.4 million during the same period last year. Prepayment speeds for the quarter ended March 31, 2016 were 15.9%, compared to 11.0% for the same period last year. Investment securities were $72.5 million at March 31, 2016, compared to $74.0 million at December 31, 2015, representing a decline of $1.5 million, or 2.0%. The weighted average life of our investment securities was 3.70 years and 3.85 years at March 31, 2016 and December 31, 2015, respectively.

Total liabilities at March 31, 2016 increased by $6.5 million, or 1.0%, to $673.5 million compared to $667.0 million at December 31, 2015. This increase is primarily due to a $56.8 million increase in deposits, partially offset by the repayment of a $50.0 million in overnight borrowings with the FHLB that was outstanding at December 31, 2015. Total core deposits, which includes non-interest bearing demand deposits, interest bearing demand deposits and money market deposits and savings, were $607.3 million and $550.4 million at March 31, 2016 and December 31, 2015, respectively, representing an increase of $56.9 million, or 10.3%.

Credit Quality

Allowance and Provision for Loan Losses

The ALL was $9.2 million, or 1.50% of our total loan portfolio, at March 31, 2016, compared to $9.0 million, or 1.50% of our total loan portfolio, at December 31, 2015. At both March 31, 2016 and December 31, 2015, our non-performing loans were $712,000. The ratio of our ALL to non-performing loans was 1,287.28% and 1,259.18% at March 31, 2016 and December 31, 2015, respectively. In addition, our ratio of non-performing loans to total loans was 0.12% at both March 31, 2016 and December 31, 2015.

The ALL is impacted by inherent risk in the loan portfolio, including the level of our non-performing loans, as well as specific reserves and charge-off activities. During the quarter ended March 31, 2016, we recorded a provision for loan losses of $200,000, compared to $150,000 for the same period last year. During the quarter ended March 31, 2016, the Bank’s loan portfolio increased by 1.8%, compared to increase of 8.4% during the same period last year.

Criticized and classified loans generally consist of special mention, substandard and doubtful loans. Special mention, substandard and doubtful loans were $172,000, $758,000 and none, respectively, at March 31, 2016, compared to $180,000, $1.3 million and none, respectively, at March 31, 2015. There were no loan charge-offs or recoveries during the quarter ended March 31, 2016, compared to $16,000 of net loan recoveries during the same period last year. At both March 31, 2016 and December 31, 2015, the ALL to total loans was 1.50%. Management will continue to closely monitor the adequacy of the ALL and will make adjustments as warranted. Management believes that the ALL as of March 31, 2016 and December 31, 2015 was adequate to absorb probable and inherent risks in the loan portfolio.

Non-Performing Assets

Non-performing assets totaled $712,000 at both March 31, 2016 and December 31, 2015. Non-accrual loans totaled $712,000 at both March 31, 2016 and December 31, 2015. As a percentage of total assets, the amount of non-performing assets was 0.10% at both March 31, 2016 and December 31, 2015.

Net Interest Income and Margin

During the quarter ended March 31, 2016, net interest income was $6.8 million, compared to $5.0 million for the same period last year. The improvement in net interest income was primarily attributable to increases in the average balances of our loan portfolio during the quarter ended March 31, 2016 as compared to the same period last year. The average balances of our loan portfolio were $603.8 million during the quarter ended March 31, 2016, compared to $454.7 million for the same period last year.

The Company’s net interest margin (net interest income divided by average interest earning assets) was 3.89% for the quarter ended March 31, 2016, compared to 3.46% for the same period last year. The 43 basis point increase in net interest margin is primarily due to an increase in the average balance of loans relative to total average earning assets as compared to the same period last year, as well as a 14 basis point increase in our loan yield. The percentage of average loans to total average earning assets increased to 86.1% during the quarter ended March 31, 2016, compared to 77.3% during the same period last year.

Non-Interest Income

Non-interest income was $198,000 for the quarter ended March 31, 2016, compared to $230,000 for the same period last year. There were no investment securities sold during the quarter ended March 31, 2016. During the quarter ended March 31, 2015, the Company sold $5.9 million of investment securities, recognizing gains of $75,000. With the exception of such gains, non-interest income primarily consists of customer related fee income.

Non-Interest Expense

Non-interest expense was $6.3 million for the quarter ended March 31, 2016, compared to $4.5 million for the same period last year. The increase in non-interest expense during the quarter ended March 31, 2016 as compared to the same period last year is primarily due to expenses of $861,000 and $268,000 incurred in connection with the proposed merger with Midland and the Form S-1 that was filed with the SEC on September 25, 2015, respectively.

Income Tax Provision

During the quarters ended March 31, 2016 and 2015, we recorded tax provisions of $209,000 and $246,000, respectively.

Net Income

For the quarter ended March 31, 2016, the Company recorded net income of $273,000, or $0.03 per diluted share, compared to $315,000, or $0.03 per diluted share, for the same period last year.

About 1st Century Bancshares, Inc.

1st Century Bancshares, Inc. is a publicly owned company traded on the NASDAQ Capital Market under the symbol “FCTY.” The Company’s wholly-owned subsidiary, 1st Century Bank, N.A., is headquartered in the Century City area of Los Angeles, with a full service business bank in Century City, CA, and relationship offices in Santa Monica and Beverly Hills, CA. The Bank’s primary focus is serving the specific banking needs of entrepreneurs, professionals and small businesses with the personal service of a traditional community bank. The Company maintains a website at www.1cbank.com. By including the foregoing website address link, the Company does not intend to and shall not be deemed to incorporate by reference any material contained therein.

Cautionary Statements Regarding Forward-Looking Information

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these forward-looking statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this press release. These statements are based upon our management’s current expectations and speak only as of the date hereof. Forward-looking statements are subject to certain risks and uncertainties that could cause our actual results, performance or achievements to differ materially and adversely from those expressed, suggested or implied herein. Accordingly, investors should use caution in relying on forward-looking statements to anticipate future results or trends. These risks and uncertainties include, but are not limited to: (1) the risk that 1st Century stockholders do not approve the Merger; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;(3) the response by stockholders to the Merger; (4) the failure to satisfy each of the conditions to the consummation of the Merger, including but not limited to, the risk that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger on acceptable terms, or at all; (5) risks related to disruption of management’s attention from 1st Century’s ongoing business operations due to the Merger; (6) the effect of the announcement of the Merger on 1st Century’s relationships with its customers, suppliers, operating results and business generally; (7) the risk that any announcements relating to the Merger could have adverse effects on the market price of 1st Century’s common stock; (8) the outcome of any legal proceedings related to the Merger; (9) risks related to employee retention as a result of the Merger; (10) the risk that the Merger will not be consummated within the expected time period or at all; (11) the impact of changes in interest rates; (12) political instability; (13) changes in the monetary policies of the U.S. Government; (14) a renewed decline in economic conditions or continued sluggish growth; (15) deterioration in the value of California real estate, both residential and commercial; (16) an increase in the level of non-performing assets and charge-offs; (17) further increased competition among financial institutions; (18) the Company’s ability to continue to attract interest bearing deposits and quality loan customers; (19) further government regulation, including regulations regarding capital requirements, and the implementation and costs associated with the same; (20) internal and external fraud and cyber-security threats including the loss of bank or customer funds, loss of system functionality or the theft or loss of data; (21) management’s ability to successfully manage the Company’s operations; and (22) the other risks set forth in the Company’s reports filed with the SEC. The Company does not undertake, and specifically disclaims any obligation to revise or update any forward-looking statements for any reason.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Company by Midland. In connection with the Merger, the Company intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A, a preliminary version of which has been filed with the SEC on April 8, 2016. Following the filing of the definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting of stockholders relating to the merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement and other relevant materials (when available), and any and all documents filed by the Company with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by the Company via 1st Century’s Investor Relations section of its website at www.1cbank.com or by contacting Jessica R. Graham, Corporate Secretary, 1st Century Bancshares, Inc., 1875 Century Park East, Suite 1400, Los Angeles, CA 90067, (310) 270-9500.

Participants in Solicitation

The Company and its directors and officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s 2015 proxy statement dated April 7, 2015, previously filed with the SEC and the preliminary proxy statement filed with the SEC on April 8, 2016. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in the preliminary proxy statement filed with the SEC on April 8, 2016, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement to be filed by the Company in connection with the Merger.

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(Tables follow)

SUMMARY FINANCIAL INFORMATION AND NON-GAAP RECONCILIATION

The following tables present relevant financial data from the Company’s recent performance (dollars in thousands, except per share data):

	March 31, 2016	December 31, 2015	March 31, 2015
Balance Sheet Results:	(unaudited)		(unaudited)
Total Assets	$739,477	$731,950	$616,650
Total Loans	$609,182	$598,433	$479,858
Allowance for Loan Losses (“ALL”)	$9,161	$8,961	$7,765
Non-Performing Assets	$712	$712	$632
Investment Securities-AFS, at estimated fair value	$72,464	$74,010	$72,978
Deposits:
Non-Interest Bearing Demand Deposits	$383,486	$362,451	$318,646
Interest Bearing Demand Deposits	36,385	32,406	24,768
Money Market Deposits and Savings	187,381	155,572	150,346
Certificates of Deposit	47,705	47,748	40,536
Total Deposits	$654,957	$598,177	$534,296
Other Borrowings	$15,000	$65,000	$17,500
Total Stockholders’ Equity	$65,952	$64,903	$62,549
Gross Loans to Deposits	92.97%	99.99%	89.80%
Ending Book Value per Share	$6.38	$6.29	$6.15
Common Shares Outstanding	10,336,884	10,318,884	10,166,441

	Quarters Ended March 31,
Quarterly Operating Results (unaudited):	2016	2015
Net Interest Income	$6,782	$5,020
Provision for Loan Losses	$200	$150
Gain on Sale of AFS Securities	$—	$75
Non-Interest Income	$198	$155
Merger Related Expenses	$861	$—
Form S-1 Related Expenses	$268	$—
Other Non-Interest Expense	$5,169	$4,539
Income Tax Provision	$209	$246
Net Income	$273	$315
Basic Earnings per Share	$0.03	$0.03
Basic Shares Outstanding	9,662,321	9,537,677
Diluted Earnings per Share	$0.03	$0.03
Diluted Shares Outstanding	9,962,860	9,804,333
Quarterly Net Interest Margin*	3.89%	3.46%

Reconciliation of QTD Net Income to Pre-Tax, Pre-Provision Earnings:
Net Income	$273	$315
Provision for Loan Losses	200	150
Income Tax Provision	209	246
Pre-Tax, Pre-Provision Earnings	$682	$711

Reconciliation of QTD Net Income to Earnings, Excluding Merger and Form S-1 Related Expenses:
Net Income	$273	$315
Merger Related Expenses	861	—
Form S-1 Related Expenses	268	—
Income Tax Benefit	(474)	—
Earnings, Excluding Merger and Form S-1 Related Expenses	$928	$315

*Percentages are reported on an annualized basis